ProFunds

7501 Wisconsin Avenue

Suite 1000

Bethesda, Maryland 20814

February 29, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProFunds (the “Trust”)

(File Nos. 333-28339 and 811-08239)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(a) under the Securities Act of 1933, as amended, (the “Securities Act”) and the Investment Company Act of 1940, as amended, (the “1940 Act”) is Post-Effective Amendment No. 92 under the Securities Act and Amendment No. 94 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Post-Effective Amendment is being filed to reflect a change to the Fund’s name and certain other changes as a result of the new money market fund rules.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6539.

Sincerely,

/s/ Richard F. Morris
Richard F. Morris
Secretary